

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3720

November 4, 2008

Robert P. van der Merwe
Chief Executive Officer
Checkpoint Systems, Inc.
101 Wolf Drive, PO Box 188
Thorofare, New Jersey, 08086

> **Re: Checkpoint Systems, Inc.
> Form 10-K for the fiscal year ended December 30, 2007
> File No. 001-11257**

Dear Mr. van der Merwe:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Larry Spirgel
Assistant Director

cc: <u>via facsimile</u>
John Van Zile, General Counsel
Checkpoint Systems, Inc.

Joel H. Trotter
Alison K. Keith
Latham & Watkins LLP